

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2025

Anthony Pompliano
Chief Executive Officer
ProCap Acquisition Corp
600 Lexington Ave, Floor 2
New York, NY 10022

> **Re: ProCap Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted February 20, 2025**
> **CIK No. 0002056634**

Dear Anthony Pompliano:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on February 20, 2025

Cover Page

1.   We note disclosures on page 102 and elsewhere that if you increase or decrease the size of the offering, you will effect a share capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable with respect to your Class B shares in such amount so that the founder shares will continue to represent 20% of your issued and outstanding ordinary shares upon consummation of the offering. Please discuss these provisions on the cover page and in the discussions of securities that may become issuable to the sponsor in the sections entitled "Sponsor Information" on page 10 and "Our Sponsor" on page 106.

Sponsor Information, page 4

2.   We note that members of your management team own, directly or indirectly, membership interests in the sponsor. Please revise to disclose the persons who have direct and indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K.

Risk Factors
If we are deemed to be an investment company . . . , page 54

3.   We note statements such as "[b]y restricting the investment of proceeds to these instruments" you intend to avoid being deemed an investment company, and that you do not believe your anticipated principal activities will subject you to the investment Company Act under the applicable laws and regulations. These statements suggest that by investing funds in U.S. government securities or money market funds meeting the conditions of Rule 2a-7 of the Investment Company Act, you will avoid being deemed to be an investment company. Please revise to clarify that you may be deemed to be an investment company at any time, notwithstanding your investment in these securities.

        Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Anne G. Peetz